[LETTERHEAD OF DORSEY & WHITNEY LLP]

May 31, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention:  Barbara C. Jacobs

Re:	The SCO Group, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-3
Filed May 8, 2006
File No. 333-116732

Dear Ms. Jacobs:

This letter responds to your letter dated May 25, 2006, in which you set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-3 (the “Registration Statement”) of The SCO Group, Inc. (the “Company”).

For the Staff’s convenience, we have reproduced each of the Staff’s comments in this letter and indicated the Company’s response thereto immediately following each comment, setting off each response with bold type.

Form S-3
Selling Stockholders, page 8

1.                                       Please confirm, if true, that neither of the two selling stockholders are broker-dealers or affiliates of registered broker-dealers.

We supplementally advise the Staff, based on the written representation obtained from each of the selling stockholders, that none of the selling stockholders is either a broker-dealer or an affiliate of a registered broker-dealer.

Item 12.  Undertakings, page II-2

2.                                       Item 512(a) of Regulation S-K was recently amended in Release No. 33-8591.  Please revise your undertakings as appropriate.

Pursuant to our telephone conversations with the Staff on May 30 and 31, we understand the Staff has determined that the undertakings included in the Registration Statement conform with those required by Item 512(a) of Regulation S-K, as recently amended in Release No. 33-8591.

The Company and we are available to discuss any issues presented by the initial comments and the responses contained in this letter or to respond to further comments.

Sincerely,

DORSEY & WHITNEY LLP

/s/ Nolan S. Taylor
Nolan S. Taylor

cc:  Bert B. Young, The SCO Group, Inc.